EXHIBIT 99.1

B Communications Ltd. Announces Filing of Annual Report

Ramat Gan, Israel – April 26, 2017 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) today announced that its annual report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2016 has been filed with the U.S. Securities and Exchange Commission and the Israel Securities Authority. The annual report is available on the Company’s website at http://www.bcommunications.co.il/investor-relations/financial-reports/. Shareholders may receive a hard copy of the annual report free of charge upon request.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (BEZQ.TA). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il
http://ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000